FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

New York	Paris
Northern California	Madrid
Washington DC	Tokyo
São Paulo	Beijing
London	Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP	650 752 2011 tel
1600 El Camino Real	650 752 3611 fax
Menlo Park, CA 94025	alan.denenberg@davispolk.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Acutus Medical, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-239873)

July 23, 2020

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jenn Do
Ms. Mary Mast
Mr. Chris Edwards
Mr. Joe McCann

Re:	Acutus Medical, Inc.
Registration Statement on Form S-1 (File No. 333-239873)
Filed on July 15, 2020

Ladies and Gentlemen:

On behalf of our client, Acutus Medical, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 13, 2020 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 15, 2020, which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on July 15, 2020 (the “Registration Statement”), we are submitting this supplemental letter to further address comment 12 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of comment 12 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

********************************************

Critical Accounting Policies and Estimates, page 105

12.

Regarding the Stock-Based Compensation policy beginning on page 106, please revise to disclose the extent to which any stock-based compensation has been awarded during 2020. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the valuations of your common stock leading up to the initial public offering and the estimated offering price for any grants subsequent to December 31, 2019. This information will help facilitate our review of your accounting for equity issuances including stock compensation and any beneficial conversion features.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of shares of its common stock, par value $0.001 per share (the “Common Stock”) of approximately $[***] to $[***] per share of Common Stock (the “Preliminary Price Range”) for its initial public offering (“IPO”), which Preliminary Price Range reflects the impact of a proposed [***]:1 reverse stock split that will be effected prior to the effectiveness of the Registration Statement (the “Reverse Stock Split”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million. All per share numbers in this letter are on a post-split basis.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the medical device industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the medical device industry, as well as input received from J.P. Morgan Securities LLC and BofA Securities, Inc., the lead underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include updates to reflect the terms of the Reverse Stock Split in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b) (3) of Regulation S-K and C&DI 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of the Common Stock and underlying stock options has been determined at each grant date by the Company’s board of directors (the “Board”), with input from management, based on the information known to the Company on the grant date and upon a review of any recent events and their potential impact on the estimated per share fair value of the Common Stock. As part of these fair value determinations, the Board obtained and considered valuation reports prepared by a third-party valuation firm in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

Compensation (the “Practice Aid”). In addition to considering the results of these third-party valuation reports, the Board used assumptions based on various objective and subjective factors, combined with management judgment, to determine the fair value of the Common Stock as of each grant date, including:

•

the prices at which the Company sold shares of its convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to the Common Stock at the time of each grant;

•	external market conditions affecting the medical device industry and trends within the industry;

•	the Company’s stage of development and business strategy;

•	the Company’s financial condition and operating results, including its levels of available capital resources and forecasted results;

•	developments in the Company’s business;

•	the progress of the Company’s regulatory, commercial and research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general market conditions and the lack of marketability of the Common Stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of its Common Stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the exercise prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In determining the fair value of its Common Stock prior to the IPO, multiple factors were considered in selecting an appropriate valuation approach, including, without limitation: (i) whether the

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

valuation method reflects the Company’s going-concern and/or expected time to liquidity status; (ii) whether the valuation method assigns value to the junior instruments, unless a future exit scenario is being analyzed whereby no cash is being distributed to the junior instruments based on equity class-specific rights; and (iii) whether the complexity of the method was appropriate based on the Company’s stage of development at the date of the valuation.

In order for the Board to determine the estimated fair value of the Common Stock, the Hybrid Method was utilized for the independent third-party valuation of the Common Stock as of June 5, 2019 (the “June 2019 Valuation”) and December 31, 2019 (the “December 2019 Valuation”), which valuations were considered in connection with the equity awards discussed below. The Company began using the Hybrid Method incorporating the OPM and PWERM methodologies in March 2019, given that the Company had transparency into potential near-term liquidity scenarios, but the form of an exit event, if the near-term scenarios did not materialize, was indeterminant. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant.

Common Stock Valuations and Stock Option Grants

Although the Staff requested the Company to provide the reasons for any differences between the valuations of the Common Stock and the estimated offering price for any grants subsequent to December 31, 2019, the Company is providing its analysis of the fair value of its Common Stock for equity grants made during the past 12 months. The Company granted stock options as follows over such 12-month period:

Grant Date	No. of Shares of Common Stock Subject to Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date
September 10, 2019	[***]	$[***]	$[***]
March 4, 2020	[***]	$[***]	$[***]

June 2019 Valuation and September 2019 Stock Option Grants

On September 10, 2019, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $[***] per share based on a number of factors, including the June 2019 Valuation.

For the June 2019 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (stay private until December 31, 2020 scenario) being weighted at 10% and the PWERM (IPO or sale of the Company as of December 31, 2019 scenario) being weighted at 90%. In assigning these probabilities, the Company took into account that it had received CE Mark approval for its AcQMap contact mapping software, and FDA clearance for its second generation AcQMap console and workstation, in April 2019, which made it more likely that a liquidity event would occur in the near term.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

Under each of the scenarios, the Company primarily relied on the market approach, utilizing a backsolve method, to determine the implied total enterprise value of the Company. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. The Company relied on the backsolve method under the market approach given that the Company’s Series D convertible preferred stock financing (the “Series D Financing”) was pending and expected to close on or near the valuation date. At the time, [***] (“[***]”) had submitted a term sheet for a Series D Financing with terms identical to the Company’s Series C convertible preferred stock financing (including the same price per share of approximately $[***]). While [***] and other existing investors were expected to participate, the Series D Financing was deemed to be an “arm’s-length” transaction as new investors were expected to participate in a significant portion of the transaction (ultimately participating in over 60% of the round).

For the stay private scenario, the Company used the OPM methodology under the market approach, utilizing the backsolve method to determine the implied total enterprise value of the Company. The Company used the anticipated Series D Financing price per share of approximately $[***], and then performed an iterative analysis utilizing a Black-Scholes OPM based on the existing capital structure and the terms of the imminent Series D Financing transaction, which resulted in an implied equity value of the Company of $[***] million as of June 5, 2019. Under the OPM, the Company allocated the implied equity value of the Company to the various classes of equity using the following key assumptions:

•	Expiration Date: An estimated liquidity event window of 1.6 years.

•	Volatility: 80.0%, based on historic volatilities of selected guideline publicly-traded companies.

•	Risk Free Rate: 2.08%, based on the average of the one-year and two-year U.S. Treasury bond rates as of the valuation date.

For the IPO/sale scenario, the Company used the PWERM methodology under the market approach, utilizing the backsolve method, to determine the implied total enterprise value of the Company as of December 31, 2019. The indicated exit value of equity was utilized to allocate value to the various equity classes, which were then probability weighted and present valued to the valuation date. The exit value of the equity was calculated by multiplying the original issue price of the expected Series D Financing by the fully-diluted number of shares of Common Stock outstanding (on an as-converted to Common Stock basis). The Company then applied a hypothetical potential return the investors in the Series D Financing would expect to realize based on the characteristics and stage of development of the Company as of the valuation date to arrive at the indicated exit value of equity as of December 31, 2019. Under this approach, the indicated value of equity under the IPO/sale scenario as of December 31, 2019 was determined to be $[***] million. The implied equity value of the Company was then allocated to the various classes of equity pro rata based on the number of fully-diluted shares in each equity class (on an as-converted to Common Stock basis).

After deriving the indicated values of each class of equity under each scenario, the Company calculated the present value of the class specific equity allocations as of the valuation date. After calculating the present values, the Company determined the per share value of the Common Stock on a marketable basis after accounting for the expected probability of each scenario and the total number of fully-diluted shares of Common Stock outstanding. In addition, because the Common Stock was not publicly traded, each of a Black-Scholes protective put-option analysis, a protective put-option analysis based on the Asian protective put method and an option-based approach based on the Finnerty Model were performed in an effort to estimate the appropriate discount for lack of marketability (“DLOM”). After consideration of the above methods, the DLOM was concluded to be 15.0% for the June 2019 Valuation. The June 2019 Valuation estimated the fair value of the Common Stock to be approximately $[***] per share.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

For stock options granted on September 10, 2019, the Company determined that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the June 2019 Valuation, and other objective and subjective factors as appropriate. As part of this determination, the Company concluded that no significant internal or external value-affecting events had taken place between the June 2019 Valuation date and the grants made on September 10, 2019 that were not accounted for in the June 2019 Valuation.

As part of the June 2019 Valuation, the Company also performed a corroborative Discounted Cash Flow Method analysis (“DCFM”) (an income approach) and a corroborative Guideline Publicly Traded Company Method analysis (“GPTCM”) (a market approach) for all scenario options. Given the pendency of the Series D Financing, however, the Company ultimately relied upon a market approach utilizing the backsolve method as its primary means of determining the indicated fair value of the Company’s equity under each scenario.

December 2019 Valuation and March 2020 Stock Option Grants

On March 4, 2020, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $[***] per share based on a number of factors, including the December 2019 Valuation.

For the December 2019 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (stay private until December 31, 2020 scenario) being weighted at 10% and the PWERM (IPO or sale of the Company as of August 31, 2020 scenario) being weighted at 90%. In assigning these probabilities, the Company took into account that following continued workflow optimization subsequent to its receipt of regulatory approvals, the full launch of its commercial-grade console and software products was expected in the first quarter of 2020, making a liquidity event in the second half of more 2020 likely.

Under each of the scenarios, the Company primarily relied on the income approach, utilizing a DCFM, to determine the implied total enterprise value of the Company. The DCFM estimated enterprise value based on the expectation of future net cash flows, which was then discounted back to the present value using a discount rate reflecting the Company’s weighted-average cost of capital. A DCFM was used given the Company was projected to experience growth in the near term and the Company was not yet operating at a mature state. In selecting a discount rate, the Company determined that using venture capital rates of return was appropriate given the lack of a probability-adjusted forecast and the Company’s stage of development. Moreover, the Company determined that it was in the bridge/IPO stage of development, given that proceeds from the Series D Financing were expected to be utilized to effectuate an IPO and the Company expected certain key operational and financial milestones prior to an exit. Based on these factors, the Company selected discount rates of 29.0% for the stay private scenario and 28.5% for the IPO/sale scenario. The Company also determined a terminal growth rate of 3.0% and determined a terminal value based on the Gordon Growth model. Based on the DCFM, the Company determined that the Company’s implied total enterprise value was $[***] million under the stay private scenario as of the valuation date and $[***] million under the IPO/sale scenario as of August 31, 2020. As part of the December 2019 Valuation, the Company also performed a GPTCM analysis for all scenario options and considered indications from the backsolve method in prior valuations. The GPTCM, which derived market valuation multiples from the stock prices of comparable publicly traded companies based on the Company’s revenue projections, resulted in implied equity valuations of the Company similar to the DCFM.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

For the stay private scenario, the Company used the OPM methodology under the income approach approach, utilizing the DCFM to determine the implied total enterprise value of the Company. Under the OPM, the Company allocated the implied equity value of the Company to the various classes of equity using the following key assumptions:

•	Expiration Date: An estimated liquidity event window of 1.0 years.

•	Volatility: 70.0%, based on historic volatilities of selected guideline publicly-traded companies.

•	Risk Free Rate: 1.59%, based on the one-year U.S. Treasury bond rate as of the valuation date.

For the IPO/sale scenario, the Company used the PWERM under the income approach, utilizing the DCFM to determine the exit values of the Company as of August 31, 2020. The implied equity value of the Company was then allocated as of August 31, 2020 to the various classes of equity pro rata based on the number of fully-diluted shares in each equity class (on an as-converted to Common Stock basis).

After deriving the indicated values of each class of equity under each scenario, the Company calculated the present value of the class specific equity allocations as of the valuation date. After calculating the present values, the Company determined the per share value of the Common Stock on a marketable basis after accounting for the expected probability of each scenario and the total number of shares of Common Stock outstanding. In addition, because the Common Stock was not publicly traded, each of a Black-Scholes protective put-option analysis, a protective put-option analysis based on the Asian protective put method and an option-based approach based on the Finnerty Model were performed in an effort to estimate the appropriate DLOM. After consideration of the above methods, the DLOM was concluded to be 14.0% for the December 2019 Valuation. The December 2019 Valuation estimated the fair value of the Common Stock to be approximately $[***] per share.

The fair value per share of Common Stock as of December 31, 2019 reflected an increase from the per share valuation as of June 5, 2019 primarily due to the Company’s revised estimates of the timing to a liquidity event, as well as revised forecasts reflecting operational progress and achievements, including towards regulatory approvals and product integrations. For stock options granted on March 4, 2020, the Company determined that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the December 2019 Valuation analysis, and other objective and subjective factors as appropriate. As part of this determination, the Company concluded that no significant internal or external value-affecting events had taken place between the December 2019 Valuation date and the grants made on March 4, 2020 that were not accounted for in the December 2019 Valuation.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the December 2019 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the December 2019 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•

The initial impact to the Company of the COVID-19 pandemic began to decrease in late April 2020 as electrophysiology labs began reopening and procedure volumes began increasing as compared to COVID-19 related low points for the Company in March 2020.

•

For the three months ended June 30, 2020, the Company anticipates revenue in the range of $[***] million to $[***] million, compared to $[***] million for the three months ended June 30, 2019, a change of $[***] million or [***]%, assuming the midpoint of the range. Moreover, as of June 30, 2020, the Company’s installed base of AcQMap consoles was [***], compared to [***] as of June 30, 2019, a change of 12 consoles or [***]%. The Company believes these results reflect strong execution following the launch of its commercial-grade console and software products in the first quarter of 2020, despite COVID-19 related challenges.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

•

In May 2020, the Company entered into bi-lateral distribution agreements with Biotronik SE & Co. KG, which added a full suite of diagnostic and ablation catheters to the Company’s product portfolio and significantly expanded the Company’s international distribution and market development capabilities.

•

The Company made significant progress in its planned IPO, including holding an organizational meeting for the IPO in March 2020, holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, in which the Company received favorable feedback from potential investors, which suggested that there was investor interest in the Company at a step-up in valuation, and the filing of the Registration Statement with the Commission on July 15, 2020.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The valuations of comparable companies that completed or launched IPOs in 2019 and 2020 to date as well as such companies’ performance in the months following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

•

The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the December 2019 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the shares of the Company’s convertible preferred stock will convert into Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the convertible preferred stock as compared to the Common Stock prior to the IPO.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in March 2020 based on the December 2019 Valuation is consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

********************************************

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Acutus Medical, Inc.

July 23, 2020

We appreciate your assistance in this matter. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Vince Burgess (Acutus Medical, Inc.)
Gary Doherty (Acutus Medical, Inc.)
Tom Sohn (Acutus Medical, Inc.)
Charles S. Kim (Cooley LLP)
Kristin E. VanderPas (Cooley LLP)
David Peinsipp (Cooley LLP)